SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.24)*

Cache, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

127150-30-8
(CUSIP Number)

Andrew M. Saul, c/o Saul Partners, LP, 9 West 57th St., New York, NY 10019 Telephone (212) 371-9255
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 20, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 127150-30-8	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Andrew M. Saul
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 399,430
	8	SHARED VOTING POWER 1,043,334
	9	SOLE DISPOSITIVE POWER 399,430
	10	SHARED DISPOSITIVE POWER 1,043,334
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,043,334
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 127150-30-8	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Saul Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 643,904
	8	SHARED VOTING POWER 1,043,334
	9	SOLE DISPOSITIVE POWER 643,904
	10	SHARED DISPOSITIVE POWER 1,043,334
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,043,334
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 127150-30-8	SCHEDULE 13D/A	Page 4 of 6 Pages

This statement constitutes Amendment No. 24 to the Schedule 13D dated December 11, 1986, as amended (as so amended, the "Schedule 13D"), and is filed by Andrew M. Saul and Saul Partners, LP (collectively, the "Group Members"), with respect to the common stock, $.01 par value per share (the "Common Stock"), of Cache, Inc. (the "Company"), a Florida corporation. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.

The Group Members are making this single, joint filing because they may be deemed to constitute a "group" (the "Group") within the meaning of Section 13(d)(3) of the Act. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

The Group Members’ beneficial ownership has dropped below the Schedule 13D reporting threshold. Therefore, this amendment constitutes the final amendment to the Group Members’ Schedule 13D and an exit filing for the Group Members.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by adding the following:

On August 14, 2013, Andrew M. Saul ceased to be a member of the Company's Board of Directors. Since the last Amendment to the Schedule 13D, filed April 17, 2013, the Group Members have disposed of 656,000 shares of Common Stock. Of the 656,000 shares, 556,000 shares were disposed of more than 60 days from the date of this filing: (i) 14,500 shares were sold by Saul Partners, LP on May 15, 2013 at an average price of $3.91 per share, (ii) 18,594 shares were sold by Saul Partners, LP on May 16, 2013 at an average price of $3.8 per share, (iii) 37,981 shares were sold by Saul Partners, LP on May 17, 2013 at an average price of $3.82 per share and (iv) 484,925 shares were sold by Saul Partners, LP on May 20, 2013 at an average price of $3.74 per share.

For transactions during the past 60 days, see Item 5(c) below.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

The percentages of beneficial ownership reported for the Group Members in this Item 5, and on each Group Member’s cover page to this Schedule 13D, are based on a total of 21,661,061 shares of Common Stock issued and outstanding as of August 13, 2013, as reported in the most recent quarterly report of the Company on Form 10-Q for the fiscal quarter ended June 29, 2013. All of the share numbers reported below, and on each Group Members cover page to this Schedule 13D, are as of August 20, 2013.

(a)-(b) Andrew M. Saul may be deemed to own beneficially 1,043,334 shares, representing 399,430 shares directly held by Andrew M. Saul and 643,904 shares directly held by Saul Partners, LP, of which Andrew M. Saul is Managing Partner. All of the foregoing shares are subject to an oral agreement to vote and dispose of the shares jointly. Andrew M. Saul disclaims beneficial ownership of all shares other than those held in his name.

CUSIP No. 127150-30-8	SCHEDULE 13D/A	Page 5 of 6 Pages

Saul Partners, LP may be deemed to beneficially own 1,043,334 shares representing 643,904 shares directly held by Saul Partners, LP and 399,430 shares directly held by Andrew M. Saul, Managing Partner of Saul Partners, LP. All of the foregoing shares are subject to an oral agreement to vote and dispose of the shares jointly. Saul Partners, LP disclaims beneficial ownership of all shares other than those held in its name.

The Group Members as a whole may be deemed to own beneficially 1,043,334 shares of Common Stock, constituting approximately 4.8% of the shares outstanding.

(c) Transactions in the Company's securities by the Group Members during the past 60 days are set forth below.

Group Member	Date of Transaction	Amount of Securities Disposed	Average Price Per Security	Range of Prices Per Security
Saul Partners, LP	August 20, 2013	50,000	$4.70	$4.68 to $4.75
Andrew M. Saul	August 20, 2013	50,000	$4.70	$4.68 to $4.75

(d) No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Pursuant to the transactions described herein, on August 20, 2013, the Group Members ceased to be the beneficial owners of more than five percent of the Common Stock.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
The responses set forth in Items 4 and 5 hereof are incorporated by reference in their entirety.

CUSIP No. 127150-30-8	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2013

/s/ Andrew M. Saul
Andrew M. Saul

/s/ Andrew M. Saul
Saul Partners, LP by Andrew M. Saul
As Managing Partner